Exhibit 4.16

SALES AND PURCHASE AGREEMENT

(Cloud Computing Power) BETWEEN

CARPENTER CREEK, LLC

(“Seller”/ “Bitdeer”)

AND

UCON CAPITAL (HK) LIMITED

(“Buyer”)

I.	Representations and Warranties	3
II.	Risk Factors	4
III.	Use of Digital Currencies	5
IV.	. Product Price	5
V.	Mining Pool and Distribution of the Mining Proceeds	6
VI.	. Order Payment	6
VII.	estrictions and Obligations	7
VIII.	Liability for Breach of Agreement	8
IX.	Limitation of Liability	8
X.	Miscellaneous	9
Appendix I Cloud Hashrate Purchase Order		12
Appendix II		15

This Cloud Computing Power Purchase and Sales Agreement (the “Agreement”) dated October 22, 2021, is an agreement between CARPENTER CREEK, LLC. with a registered address at 992 Davidson Dr. Nashville, Tennessee 37205, United States of America (“Bitdeer” or “we” or “Seller”) and UCON CAPITAL (HK) LIMITED with a residential address at Unit 417 4/F, LIPPO Centre Tower Two, NO.89 Queensway Admiralty, Hong Kong (the “Buyer” or “you” or “User”) regarding the Buyer’s purchase of the Cloud Computing Power Product (the “Product”) from Bitdeer.

The Seller and the Buyer shall hereinafter collectively be referred to as the “Parties”, and individually as a “Party”.

I.Representations and Warranties

1.1You hereby represent and warrant to Bitdeer as follows, as of the date first above written:

(1)if you are a natural person: you are at least 18 years old of age and have full civil capacity;

(2)if you are an entity: you are duly organized and validly existing under the laws of the jurisdiction of your organization or incorporation and, if relevant under such laws, in good standing;

(3)your purchase of the Products provided by Bitdeer complies with the applicable laws and regulations in your country/region, and your purchase of the Products provided by Bitdeer does not violate your obligations to any third party;

(4)you are not: 1) residents in the following countries or regions: the United States, Mainland China, Crimea, Cuba, Iran, North Korea and Syria; or 2) any entities or individuals that are restricted under applicable trade sanctions and export compliance laws (each, a “Restricted Person”). In the event that you are a Restricted Person and you use the services provided by Bitdeer, all legal risks and liabilities caused by or arising from such usage shall be entirely borne by you, and Bitdeer shall have the right to refuse to provide services to you, and you shall not be entitled to ask Bitdeer to provide any refund; and

(5)you have the requisite power to purchase the Products provided by Bitdeer and perform your corresponding obligations, and the Agreement and the Purchase Order(s) attached hereto are valid and binding on you.

1.2Bitdeer hereby represents and warrants to you as follows, as of the date first above written:

(1)Bitdeer is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation, and, if relevant under such laws, in good standing;

(2)the execution, delivery and performance of this Agreement complies with the articles and bylaws of Bitdeer and applicable laws and regulations in Bitdeer’s country/region, and does not violate Bitdeer’s obligations to any third party; and

(3)any information (including but not limited to: any information regarding the Products, Sharpening Technology Limited (“Sharpening”) and Mining Facility (as defined below)) disclosed by Bitdeer to you are true, correct, complete and not misleading.

1.3Regarding Sharpening, which is the designated by Bitdeer to receive the payment hereunder, Bitdeer represents and warrants to you that:

(1)Both of Bitdeer and Sharpening are wholly owned by Bitdeer Technologies Holding Company;

(2)Sharpening is a company organized and existing under the laws of British Virgin Islands, and is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation, and, if relevant under such laws, in good standing; and

(3)Receiving the payment under this Agreement designated by Bitdeer complies with articles and bylaws of Sharpening and the applicable laws and regulations in Sharpening’s country/region, and does not violate Sharpening’s obligations to any third party.

1.4Regarding the mining facility, where the mining machines corresponding to the Product(s) stored and operates (the “Mining Facility”), Bitdeer represents and warrants to you that:

(1)the Mining Facility is located in the city of Tennessee, United States of America, where the climate and environment are suitable for the normal operation of mining machines;

(2)the power supply of the Mining Facility is reliable and safe, and the power structure is well- designed and of good quality; and

(3)all the Mining Facility are container-type factory buildings, with reasonable layout of factory buildings and shelves, and standardized loads;

(4)the Mining Facility are wholly owned by Bitdeer and their operation complies with the applicable laws and regulations.

II.Risk Factors

2.1 You understand and acknowledge that there are risks associated with holding, trading, investing in digital currencies and use of digital currency related services. The risks listed in this Section 2.1 are not exhaustive. These risks, and additional risks that may occur now or in the future, may prevent you from obtaining any gains, may cause you to suffer financial losses, and may even terminate the services/Products we provide:

(1)Use of any digital currencies or related product and service carries potential financial, regulatory and other risks. Before using any digital currency or related products and services, you should confirm that you have sufficient knowledge and experience in the features and risks of blockchain technology, digital currency, and smart contracts. Your decision to participate in any digital currency activity and/or use of related services should be based on independent study and/or consultation with professionals as you deem necessary. Bitdeer assumes that when you use the Products provided by Bitdeer, you are a professional who understands the digital currency industry and understands the risks of digital currency related products and service. This Agreement and any Products provided by Bitdeer should not be deemed as Bitdeer’s providing you with investment advice;

(2)The value of any Products provided by Bitdeer can bring to you and the value of any digital currency may be affected by many factors not controlled by Bitdeer, including but not limited to: mining difficulty and/or other changes in mining parameters/attributes, market price fluctuations in digital currencies, hardware (i.e. mining machines) obsolescence and hardware amortization, etc.;

(3)Due to the nature of the digital currency, the value of any digital currency may lose some or all of its value at any time. You are aware of the fact that the value of any digital currency can decrease rapidly (and even decrease to zero). Bitdeer is not responsible for any and all losses caused by the market price fluctuations of any digital currency;

(4)Bitdeer will maintain or upgrade the system periodically. You hereby confirm that you do not expect that your use of the Products provided by Bitdeer is 100% continuous, without any interruption. Bitdeer guarantees that we will completely fulfill contractual obligations, except in the case of Force Majeure Events (defined in Section 9.2). Notwithstanding the foregoing, in the event of such an occurrence, each party agrees to make a good faith effort to perform its obligations hereunder.

(5)Bitdeer is not responsible for information obtained through non-official channels of Bitdeer. If you have any question related to the truthfulness of information sent in the name of Bitdeer, please contact us immediately.

III.Use of Digital Currencies

3.1You may not mine, purchase, sell, exchange, hold and/or use any type of digital currency in any manner that is prohibited by the laws and regulations applicable to you.

3.2Before purchasing any Product, you shall evaluate if the Product is suitable for your financial capabilities and risk preferences. By purchasing any Product provided by Bitdeer, you acknowledge that you understand and accept all the risks associated with mining, purchasing, selling, exchanging, holding and/or using digital currencies, including but not limited to:

(1)Large price fluctuations: prices of any digital currency, including Bitcoin, may fall sharply, or even fall to zero;

(2)Digital currency transactions may take a while to be confirmed. Although very unlikely, it does exist the situation when some digital currency transactions may never be confirmed and unconfirmed digital currency transactions means such transactions are not completed;

(3)Digital currency transactions are irreversible: if you send any amount of digital currencies to any wrong person or digital currency wallet address, you may not be able to cancel the transaction or recover these funds;

(4)If you lose or forget any PIN or password required to access and use the digital currencies, the digital currency may be lost or unavailable to you;

(5)Blockchain (or digital currency) technology may have unknown inherent technical defects; and

(6)Each country may introduce and promulgate new laws, regulations, and policies that affect the use of digital currencies.

IV.Product Price

4.1The price for the Products (the “Product Price”) consist of: Computing Power Fee and Electricity Fee.

4.2Computing Power Fee: the Computing Power Fee charged by Bitdeer is calculated based on a comprehensive consideration of multiple factors such as the current market price of certain digital currency, the futures market forecast, and the computing power capability attenuation.

4.3Electricity Fee: the Electricity Fee charged by Bitdeer will be used to cover: the electricity cost, mining operation cost, heat dissipation cost, and etc.

4.4You understand and agree that the Product Price charged by Bitdeer for a specific Product is specified on the Purchase Order attached as Appendix I hereto.

V.Mining Pool and Distribution of the Mining Proceeds

5.1Through the Product(s) provided by Bitdeer, a user can connect the computing power purchased from Bitdeer to BTC mining pool (www.pool.btc.com).

5.2When you connect the computing power purchased from Bitdeer to a specific mining pool, the mining pool may charge you a certain amount of service fee. The rate of the service fee is set forth in Appendix I.

5.3For more details regarding the mining pool and the distribution of the mining proceeds, please refer to Appendix I and Appendix II.

5.4You shall be solely responsible for making sure that the digital currency wallet address designated by you to receive the mining proceeds is suitable for receiving the specific type of digital currency mined/generated. Both Bitdeer and the mining pool that you connect your computing power to shall not be responsible for any loss that caused by the fact that the digital currency wallet address designated by you is subject to restrictions such as fund receiving maximum limit.

5.5You understand and agree that Bitdeer and the mining pool to which you connect the computing power you purchased from Bitdeer will not make any promises about your future earnings. Any future earnings or yield (or rate of return) data mentioned on the materials provided by Bitdeer or the mining pool are estimates and assumptions. Your actual income will be affected by many factors such as the market price of the digital currency, the difficulty of the entire network's computing power, the lucky value of the mining pool, the amount of service fee charged by the mining pool, and etc.

VI.Order Payment

6.1The details of the payment terms for a specific order is prescribed in the Appendix I as attached.

6.2You are solely responsible for the accuracy of the payment, including but not limited to: the destination account (/digital currency wallet address), transfer amount, and other payment details. Any and all losses caused by or arising from an incorrect payment due to your fault or error (such as transferring digital currency to the wrong wallet address) should be solely borne by you, and Bitdeer shall have the right to refuse to provide the Product(s) to you until you make the correct payment.

6.3The payment amount transferred by you to Bitdeer may be delayed due to digital currency confirmation delays, third party delays and other factors. You hereby agree that except for any payment delay caused by Sharpening (an affiliated entity that Bitdeer designates to receive the payment hereunder) and/or Bitdeer, Bitdeer shall have the right to refuse to activate the corresponding Product(s) until it confirms that the full payment amount has been successfully received.

6.4To the extent permitted by laws and regulations, you hereby acknowledge and agree that, unless otherwise expressly agreed in writing, all Product(s) are final sales and not refundable. If Bitdeer decides to provide a refund for certain users or certain product(s), such decision shall not be deemed as that Bitdeer is obligated to agree to the same or similar refund in the future. For avoidance of doubt, this refund policy does not affect any statutory rights that may apply.

6.5Subject to the other provisions of this Agreement, if Bitdeer provides a refund in accordance with this Agreement or applicable laws and regulations, any additional costs (such as third-party fees) arising from the refund shall be solely borne by you.

6.6If a Product has been used up, you shall not request a refund for such Product under any circumstances.

VII.Restrictions and Obligations

7.1You shall not use the Product(s) provided by Bitdeer to engage in any activities that violate applicable laws and regulations. You shall not use the Product(s) provided by Bitdeer to:

(1)support, incite or participate in any terrorist activities;

(2)participate in any money laundering activities;

(3)fabricate or distort facts, spread rumors, and disrupt social order;

(4)promote or produce obscene, violent and/or terrorist content; or

(5)participate in any other activities that violate applicable laws and regulations.

7.2You agree to comply with all applicable laws and regulations, this Agreement and all rules and policies announced by Bitdeer from time to time regarding the use of Product(s) on its official website.

7.3You agree that you shall fully assume the relevant tax obligations arising from the use of the Product(s) provided by Bitdeer.

(1)All Fees are exclusive of applicable federal, provincial, state, local or other governmental sales, goods and services, harmonized or other taxes, fees or charges now in force or enacted in the future (“Taxes”).

(2)You are responsible for all applicable Taxes that arise from or as a result of your purchase of Bitdeer’s products and services. If you are not charged Taxes by Bitdeer, you are responsible for determining if Taxes are payable, and if so, self-remitting Taxes to the appropriate tax authorities in your jurisdiction.

(3)For the avoidance of doubt, all sums payable by you to Bitdeer under this Agreement shall be paid free and clear of any deductions or withholdings whatsoever. Other than Taxes charged by Bitdeer to you and remitted to the appropriate tax authorities on your behalf, any deductions or withholdings that are required by law shall be borne by you and paid separately to the relevant taxation authority. Bitdeer shall be entitled to charge the full amount of Fees stipulated under this Agreement as if there is no such deduction or withholding.

7.4You agree and represent that you are using the Product(s) provided by Bitdeer only for your own benefit and that you are not using the Product(s) provided by Bitdeer on behalf of others or for the benefit of any third parties.

7.5You shall neither engage in any activities in the name of Bitdeer nor use the information/data on its website without prior written authorization from Bitdeer.

7.6You hereby represent and warrant that your use of the Product(s) provided by Bitdeer will not negatively affect Bitdeer's reputation or cause Bitdeer to assume legal responsibility or other penalties, fines and sanctions.

7.7If Bitdeer has sufficient evidence to show that you violate any provisions of this Section 7, Bitdeer shall have the right to immediately suspend or terminate the Product(s) provided to you, and Bitdeer shall have the right to take all necessary legal means within the scope permitted by the applicable laws and regulations.

VIII.Liability for Breach of Agreement

8.1 For any violation of this Agreement by you (including but not limited to: your use of the Product(s) provided by Bitdeer is illegal in the country/region where you are located, etc.), Bitdeer shall have the right to immediately suspend or terminate the Product(s) provided to you and take all necessary legal means within the scope permitted by applicable laws and regulations.

IX.Limitation of Liability

9.1The Product(s) provided by Bitdeer corresponds to real computing power. You hereby understand and acknowledge that the fluctuations of real computing power are inevitable, and Bitdeer does not guarantee the computing power corresponding to the Product(s) is 100% stable. Bitdeer shall ensure Mining Facility in good situation and the fluctuation of the average computing power of seven (7) days (only the time period when the computing power is non-zero) is within 5%. Bitdeer will not compensate for most circumstances where there are fluctuations of performance of the computing power (including but not limited to: fluctuations caused by factors such as digital currency price fluctuations, changes in the inherent features of digital currency, the difficulty of computing power of the entire network, the lucky value of the mining pool and the service fee rate charged by the mining pool) except for the following circumstance(s): subject to Clause 9.2 of this Agreement, when the computing power corresponding to the Product(s) drops to zero due to reasons not attributable or in relation to You, Bitdeer will compensate the affected Product(s) in 1:1 ratio, i.e. if the computing power is zero for one hour due to power outage, the duration of the Product(s) will be extended for one hour.

9.2Bitdeer shall not be liable for service suspension or termination occurring by reason of circumstances beyond its control, including but not limited to war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, floods, hurricanes, explosions and regulatory, policy changes and governmental actions or delays (the “Force Majeure Events”). In the event of such Force Majeure Events, Bitdeer shall take reasonable steps to minimize influence caused by interruptions and refund the payment including computing power cost and electricity cost deposit paid by the Buyer on a pro rata basis corresponding to the period in which the Products or service under this Agreement were not available caused by or incidental to such Force Majeure Events.

9.3You hereby understand and agree: unless it is expressly agreed in writing by Bitdeer in advance, under any circumstances Bitdeer shall not be liable for the following events and your losses due to the following events:

(1)loss of trading profits;

(2)service interruption (such interruption is not caused by Bitdeer’s intentional misconduct or gross negligence);

(3)damage or loss of information/data not caused by Bitdeer ’s intentional misconduct or gross negligence;

(4)the computing power dies or withdraws from the market;

(5)implementation or change of laws, regulations and policy factors;

(6)loss caused by the your fault or violation of this Agreement (including but not limited to: providing inaccurate information to Bitdeer, leaking password to third parties, etc.); and

(7)other events not controlled by Bitdeer.

9.4Each Party agree and accept that: without duplication of any other rights to recovery or indemnity set forth in this Agreement, each Party shall indemnify and defend the other Party against, and shall hold the other Party harmless from, any loss, liability, claim, action, suit, or expense (collectively, “Losses”, including reasonable attorney’s fee) caused by or resulting from such Party’s breach of this Agreement. In no event shall any Party, its affiliates, or any of their respective officers, directors, agents, employees or representatives, be liable to the other Party or any third party for any special, incidental, indirect, or consequential damages or damages for loss of profits arising out of or in connection with this Agreement.

9.5You hereby agree that Bitdeer's total liability to you under this Agreement shall not exceed the payment amount paid by you to Bitdeer, except for actions that intentionally harm the Buyer because Bitdeer or its affiliates seek their own interests.

X.Miscellaneous

10.1Any supplement, amendment or modification to this Agreement shall be made in writing and executed by the Parties in order to be effective.

10.2Waiver: failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

10.3Severability: should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

10.4Governing Law: this Agreement shall be construed, interpreted and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of Singapore without regard to any choice or conflict of laws rules. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this Clause. The seat of the arbitration shall be Singapore and the arbitration agreement shall be governed by Singapore law. The language of the arbitration shall be English. The arbitral tribunal shall consist of three arbitrators, one to be appointed by the Buyer, one to be appointed by Bitdeer and the third to be appointed by the President of the Court of Arbitration of the SIAC for the time being. The arbitral award is final and binding on both parties. Unless the arbitral award is otherwise determined, the arbitration fee shall be borne by the losing party. The losing party shall also compensate the winning party’s legal fees and other expenses.

10.5Each Party may assign this Agreement in whole or in part to its affiliates with prior written notice to the other Party (provided that the Seller shall have right to refuse to such assignment if the affiliate that the Buyer intends to assign this Agreement to cannot represent as set forth in Section 1.1 herein). Each Party may not assign this Agreement in whole or in part to the third party (other than its affiliates) without the other Party’s prior written consent.

10.6Counterparts and Electronic Signatures: this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

(The rest part of the page is intentionally left in blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER: UCON CAPITAL (HK) LIMITED
By:
Name:	Zhu Wei
Title:	Chief Executive Officer
Signature:	Zhu Wei

SELLER: CARPENTER CREEK, LLC.
By:
Name:	Linghui Kong
Title:	Chief Executive Officer

Signature:	Linghui Kong